

February 16, 2010

Jon P. Vrabely, Chief Executive Officer
Huttig Building Products, Inc.
555 Maryville University Drive
Suite 400
St. Louis, Missouri 63141

      RE: Huttig Building Products, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               File No. 1-14982

Dear Mr. Vrabely:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Terence O'Brien
               Accounting Branch Chief